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                           December 19, 2022

       Ross E. Jeffries, Jr.
       Deputy General Counsel
       Bank of America Corporation
       Bank of America Corporate Center
       100 North Tryon Street
       Charlotte, NC 28255

                                                        Re: Bank of America
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed December 8,
2022
                                                            File No. 333-268718

       Dear Ross E. Jeffries, Jr.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Elizabeth H. Jones,
Esq.